R. Cabell Morris, Esq.

Email: rmorris@winston.com

Tel: (312) 558-5609

Fax: (312) 558-5700

August 3, 2016

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

F Street, NE, DC 20549

Attention:		Michael Clampitt
Eric Envall
Yolanda Trotter
Hugh West

	Re:	Medley LLC
Amendment No. 2 to Registration Statement on Form S-1
Filed August 2, 2016
File No. 333-212514

Ladies and Gentlemen:

On behalf of our client, Medley LLC (the “Company”), we submit our response to the comment of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter, dated August 2, 2016 (the “Letter”), with respect to the Company’s Amendment No. 2 to the Registration Statement on Form S-1 (File No. 333-212514) filed on August 2, 2016 (the “Registration Statement”). The numbered paragraphs below correspond to the numbered comments in the Letter and the Staff’s comments are presented in bold italics.

Exhibit 5.1

Please revise your legal opinion to remove the following assumptions from the fourth paragraph:

•	part (ii) as it pertains to the Company,
•	part (iv)(a), and
•	part (v)(d) as it pertains to the Company.

In response to the Staff’s comment, we have revised Exhibit 5.1, in Amendment No. 3 to the Registration Statement filed an exhibit-only filing as of the date hereof, to address the Staff’s comments regarding the assumptions set forth in the specified subsections of the fourth paragraph of our opinion.

Should the Staff have questions or comments regarding the foregoing, please do not hesitate to contact me at 312-558-5609.

Sincerely,

/s/ R. Cabell Morris

Cc:

John D. Fredericks, General Counsel, Medley LLC

Stuart Gelfond, Esq., Fried, Frank, Harris, Shriver & Jacobson L.L.P